SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

CHRISTOPHER W. BETTS

GEOFFREY CHAN *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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January 17, 2020

Confidential

Ms. Jan Woo, Legal Branch Chief

Mr. Mitchell Austin, Staff Attorney

Mr. Robert Littlepage, Accounting Branch Chief

Ms. Claire DeLabar, Staff Accountant

Office of Technology

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	BlueCity Holdings Limited (CIK No. 0001791278)

Response to the Staff’s Comments on the Draft Registration

Statement on Form F-1 Confidentially Submitted on November 22, 2019

Dear Ms. Woo, Mr. Austin, Mr. Littlepage and Ms. DeLabar:

On behalf of our client, BlueCity Holdings Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 19, 2019, on the Company’s draft registration statement on Form F-1 confidentially submitted on November 22, 2019 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review.

U.S. Securities and Exchange Commission

January 17, 2020

To facilitate the Staff’s review, the Company has separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Company has responded to the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Comments in Letter Dated December 19, 2019

Prospectus Summary

The BlueCity Story: From One to 40 Million, page 1

1.

You disclose here that you had a registered user base of over 40 million on your Blued mobile app as of September 30, 2019. Please revise here to define registered user and provide further context for this metric, including a discussion of whether this metric includes inactive accounts. To the extent this metric may not reflect the number of people currently using Blued, please consider moving your discussion of daily and monthly active users to this section to balance this disclosure.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 1, 8 and 102 of the Revised Draft Registration Statement.

A Snapshot of BlueCity Today, page 2

2.

You state that in the six months ended June 30, 2019, your users “opened Blued 16 times and spent approximately 59 minutes a day on average.” Please revise to clarify your definition of users here. In this regard, clarify whether the term refers to all of your registered users or a subset of your registered users, such as your daily or monthly active users. Additionally, clarify whether the statement means that your users during the six months ended June 30, 2019, on average, opened Blued 16 times per day or whether your users, on average, opened Blued a total of 16 times during this period.

U.S. Securities and Exchange Commission

January 17, 2020

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 2, 7, 81 and 103 of the Revised Draft Registration Statement.

3.

You disclose that you have users in over 200 countries and regions as of September 30, 2019 and that these users represented over 40% of your monthly average users (MAUs) in September 2019. We also note your disclosure on pages F-38 and F-54 that over 96% of your revenue was generated from users in China for both fiscal 2018 and the nine months ended September 30, 2019. In an effort to balance the disclosures concerning your international operations, please revise this discussion here and elsewhere to disclose the percentage of revenue you have generated from users outside of China. Additionally, where appropriate, please include a discussion of the challenges you have faced monetizing users outside of China at the same rate you have been able to monetize your China-based users.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 3, 17, 80, 82 and 103 of the Revised Draft Registration Statement.

Conventions that Apply to this Prospectus, page 7

4.

Please clarify whether your definition of MAUs and DAUs includes both paying and nonpaying and how you measure whether a user is active within a period. Also, clarify that MAUs and DAUs are based on accounts and not “unique users.” We note your disclosure on page 25 that you treat each account as a separate user for the purposes of calculating your active users and that it may not always be possible to identify people who have set up more than one account. Finally, disclose how you calculate average MAUs and DAUs.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 7 of the Revised Draft Registration Statement.

Risk Factors

Computer and mobile malware, viruses, hacking and phishing attacks..., page 36

5.

You disclose here that computer and mobile malware, viruses, hacking and phishing attacks have occurred on your platform in the past. Please revise to discuss any material cybersecurity incidents and quantify the related costs that you have incurred or reasonably expect to incur, as appropriate. Alternatively, please confirm that you have not experienced any material cybersecurity incidents.

U.S. Securities and Exchange Commission

January 17, 2020

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 37 of the Revised Draft Registration Statement.

Your rights to pursue claims against the depositary..., page 61

6.

Please clarify here whether the deposit agreement provision requiring certain claims to be instituted in a state or federal court in New York, New York is intended to apply to claims brought under the U.S. federal securities laws. Furthermore, clarify whether the exception to the arbitration provision that allows for claims brought under the U.S. federal securities laws to be instituted in federal courts also allows for those claims to be instituted in state courts. Lastly, ensure your discussion of these provisions and the jury trial waiver provision is consist with your disclosure of these provisions on page 173.

The Company respectfully advises the Staff that the Company has not yet finalized the engagement of the depositary. The Company undertakes to respond to the comment and to revise the disclosure, as necessary, on a supplemental basis once the depositary has been engaged.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Factors Affecting Our Results of Operations

User growth and engagement, page 80

7.

You disclose that you had a 71.9% average next-month retention rate in the six months ended June 30, 2019. Please disclose your average next-month retention rate for comparative prior periods and include a narrative discussion of any material changes or trends.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 81 of the Revised Draft Registration Statement.

Monetization of our user base, page 81

8.

You disclose your average revenue per paying user (ARPPU) for live streaming services for fiscal 2018 and the nine months ended September 30, 2018 and 2019. Please also disclose the number of paying users for live streaming services for each period for which you provide ARPPU and provide a narrative discussion of material changes or trends. In this regard, we note your statements that your growth is significantly dependent on maintaining or growing your number of paying users and that it appears that your number of paying users for live streaming services decreased from September 30, 2018 to September 30, 2019. Please also tell us what consideration you have given to disclosing your ARPPU and number of paying users for live streaming services for each quarterly period, similar to your Average MAU and DAU disclosures.

U.S. Securities and Exchange Commission

January 17, 2020

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 81 of the Revised Draft Registration Statement. The Company undertakes to further revise the disclosure on a supplemental basis to include its ARPPU for live streaming services for fiscal year 2019 and to update the corresponding qualitative disclosure.

The Company respectfully advises the Staff that currently the Company does not consider quarterly ARPPU or quarterly number of paying users for live streaming services to be material operating metrics. The Company is still in the process of ramping up its live streaming business and developing a consistent growth pattern. The Company believes the current disclosure of annual and interim ARPPU and paying user data is in line with how management assesses its operations and hence more meaningful for prospective investors to evaluate its business performance.

Critical Accounting Policies, page 91

9.

We note on page 46 that you pay broadcasters through their talent agencies and the fees are determined based on a percentage of revenue from virtual gift sales that is attributed to the broadcasters live streams. We also note on pages 113 and 114 that talent agencies represent broadcasters and recruit, train and manage broadcasters on your platform. In addition, we note that broadcasters that join without a talent agency are referred to a third-party talent agency for better management and development. Please expand your critical accounting policies and disclosure on page F-16 to clarify the basis for your recognition of revenues on a gross basis rather than net of broadcaster fees paid to talent agencies. Refer to ASC 606-10-55-36 for guidance.

The Company respectfully advises the Staff that the Company has expanded its critical accounting policies on page 92 and disclosure on page F-17 to clarify that the Company acts as a principal in the live streaming services. Hence, the Company recognizes live streaming service revenues on a gross basis rather than net of broadcaster fees paid to talent agencies.

Regulation

Regulations Relating to Virtual Currency, page 127

10.

We note that you generate a substantial portion of your revenue from the sale of beans, a virtual currency used on your live streaming platform. On page 127, you disclose that to comply with a 2007 circular that bans the conversion of virtual currency into real currency or property, your virtual currency currently can only be used by viewers to exchange for virtual items to show support for performers or gain access to privileges and special features in the channels. Please explain how your statement on pages 46-47 that, in some cases, virtual assets on your platform are sold for actual money is in compliance with the 2007 circular. Additionally, please clarify whether you believe the other regulations relating to virtual currencies discussed on pages 127-128 are applicable to your business, and if so, whether you believe you are in compliance with these regulations.

U.S. Securities and Exchange Commission

January 17, 2020

The Company respectfully advises the Staff that none of the rules relating to virtual currencies discussed (including the 2007 circular) is directly applicable to the Company’s existing business as these rules only regulate online game virtual currency. The Company is not operating any online game business and the platform’s virtual currency is sold and used only in connection with the live streaming services. However, given the broad discretion of relevant governmental authorities and regulatory uncertainty, there can be no assurance that the governmental authorities will not in the future expand the interpretation of these rules to capture the Company’s live streaming business or issue new rules to regulate the virtual currency in the live streaming industry. The Company has addressed risks related to this regulatory uncertainty on page 46 of the Revised Draft Registration Statement, under the heading “We may be adversely affected by the complexity, uncertainties and changes in PRC laws and regulation, and any lack of requisite approval, licenses or permits applicable to our business may have a material adverse effect on our business, financial conditions and results of operations.” In response to the Staff’s comment, the Company revised the disclosure on page 130 of the Revised Draft Registration Statement to clarify the applicability of the referenced rules.

Users on the Company’s platform purchase virtual currency with cash, which in turn can be used to purchase virtual items to be gifted to the broadcasters. The virtual currency is non-refundable and may neither be converted back into cash nor be transferred among users through the Company’s platform. In the unlikely event that the current 2007 circular were to apply to the Company’s live streaming business, the Company would nonetheless still be in compliance with relevant provisions which prohibit (i) conversion of virtual currency into cash or property and (ii) transfer of virtual currency among players, respectively.

Financial Statements

Balance Sheet, page F-3

11.

We note that Redeemable Convertible Preferred Stock will automatically convert to common stock as of the closing date of the IPO. We also note that stock options cannot be exercised until you complete an IPO. Please provide in a separate column alongside your most recent historic balance sheet, a pro forma balance sheet that reflects these changes in capitalization at the closing of the IPO.

U.S. Securities and Exchange Commission

January 17, 2020

In response to the Staff’s comment, the Company has revised its unaudited condensed consolidated balance sheet as of September 30, 2019 to include a pro forma balance sheet as of September 30, 2019, giving effect to the conversion of the Company’s Series A, Series A-1, Series B, Series C, Series C-1 and Series D Preferred Shares and stock options vested, as if the completion of an initial public offering of the Company occurred on September 30, 2019. Please see pages F-41 through F-43 and F-55 through F-56 of the Revised Draft Registration Statement for the revised disclosure.

Note 9. Mezzanine Equity, page F-25

12.

Refer to your definition of Qualified IPO on page F-26. Please expand the disclosure to clarify whether the automatic conversion of the Series A Preferred Shares into Ordinary Shares is contingent on a future vote of the preferred shareholders or is triggered as of the effective date of the IPO.

The Company respectfully advises the Staff that the Company has expanded the disclosure on page F-26 of the Revised Draft Registration Statement to clarify that the automatic conversion of the Series A Preferred Shares into Ordinary Shares is contingent upon the closing of a Qualified IPO, if the Qualified IPO is approved by the preferred shareholders.

General

13.

Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company is submitting, under a separate cover and on a confidential, supplemental basis, copies of the presentation slides that the Company, and persons authorized to do so on the Company’s behalf, have used in meetings with potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Rule 418 under the Securities Act.

*    *    *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Allen Lu, partner at KPMG Huazhen LLP, by telephone at +86 10 8508-7805 or via email at allen.lu@kpmg.com. KPMG Huazhen LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:	Baoli Ma, Chief Executive Officer, BlueCity Holdings Limited

Zhiyong (Ben) Li, Chief Financial Officer, BlueCity Holdings Limited

Allen Lu, Partner, KPMG Huazhen LLP

Chris K.H. Lin, Esq., Partner, Simpson Thacher & Bartlett LLP

Yi Gao, Esq., Partner, Simpson Thacher & Bartlett LLP